United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: JPMorgan & Chase & Co.

Name of persons relying on exemption: Rhia Ventures

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	JPMorgan & Chase & Co. Shareholders
RE:	Item No. 8 on 2021 Proxy Statement (“Political and electioneering expenditure congruency report”)
DATE:	April 8, 2021

CONTACT:	Shelley Alpern, Rhia Ventures at shelley<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. We are not able to vote your proxies, nor does this communication contemplate such an event. We urge shareholders to vote for Item No. 8 following the instructions provided on management's proxy mailing.

Rhia Ventures urges shareholders to vote YES on Item No. 8 on the JPMorgan & Chase & Co. 2021 proxy ballot. The resolved clause states:

Resolved: JPMorgan publish an annual report analyzing the congruency of political and electioneering expenditures during the preceding year against publicly stated company values and policies.

Rhia Ventures is an advisor to the filer of this proposal, Mr. Jonathan Weinstock. Rhia Ventures does not own shares of JPMorgan Chase. Rhia Ventures is a social investment organization that seeks to create a vibrant market resulting in equitable sexual, reproductive, and maternal health outcomes for all women and other birthing people in the US.

JPMorgan Political Contributions and the Incongruency Problem

Shortly after the January 6 insurrection at the Capitol, news outlets reported that JPMorgan was pausing all PAC donations to Republicans and Democrats in the coming months. This is a step in the right direction.

The annual review requested in the proposal would institutionalize greater transparency and accountability in JPMorgan’s political spending process. The proposal cites three examples that support the case for the annual report requested in the Resolved clause.

1.	Support for politicians and organizations holding back progress on climate change.

In October 2020, JPMorgan announced that it would start aligning its financing portfolio to meet the Paris Agreement goals, and that the company’s operations would become carbon neutral in that year. The company advocates for market-based policy solutions, including a price on carbon, and the commercialization of new technologies that can help advance deep decarbonization. In its July 2020 publication Building Stronger Portfolios: ESG Integration, the company described a priority activity of the company’s sustainable investing strategy as “building its proprietary ESG (environmental, social and governance) scores, as well as thematic research and analytics, with a key focus on climate change and carbon transition” (emphasis added.) The report describes a number of ways in which the company integrates climate considerations into its investment process. JPMorgan also markets a number of funds described as integrating ESG (environmental, social and governance) factors, including a branded “carbon transition global equity” ETF that benchmarks against the JPMorgan Asset Management Carbon Transition Global Equity Index.

Yet JPMorgan’s political spending is at odds with this direction. As Mr. Weinstock’s proposal states, JPMorgan has repeatedly contributed to a 527 organization, the Republican Attorney Generals Association (RAGA), that has led efforts to prevent enforcement of the EPA’s Clean Power Plan. The company’s employee PAC contributed $137,100 to RAGA between 2015 and 2019, in addition to contributions made directly to state attorneys general.

An analysis conducted by Bloomberg found that one-half of JPMorgan’s political spending in the 2020 election cycle supported candidates characterized as “ardent obstructionist[s] of proactive climate policy” (see https://bloom.bg/3c7MwOU).

2.	Support for anti-LGBTQ politicians and organizations

As an employer, JPMorgan is a recognized leader on LGBTQ workplace equality and inclusion, consistently earning a perfect score on the Corporate Equality Index, a national benchmarking survey and report on corporate policies and practices administered by the Human Rights Campaign Foundation. Yet the company has also consistently made direct donations to several politicians who earned a zero rating by the Human Rights Campaign for two years in a row for opposing LGBTQ rights, according a report by the watchdog group Zero for Zeroes in 2019 (see www.ZeroforZeroes.org).

3.	Support for politicians seeking to weaken access to reproductive healthcare

JPMorgan has a number of initiatives to promote women’s financial empowerment and career development. Its “Women on the Move” program “provide[s] women with opportunities to succeed in their professional and personal lives.” The program’s key objectives are to expand women-run businesses, improve women’s financial health and advance women’s career growth. It also “aims to recruit and retain more women, increase women’s representation at all levels and propel more women into leadership positions across the firm.” These efforts are warranted, given that women constituted 49% of all employees but only 25% of management as of 2018 (“Environmental, Social & Governance Report 2019,” at https://bit.ly/31kESuh), and given the dramatic outflow of women from the U.S. workforce as a result of the pandemic.

JPMorgan has shown a deep and abiding interest in improving healthcare services, as evidenced by its participation in the joint venture Haven, and regular research analyzing the financial impact of healthcare costs on consumers and businesses published by the JPMorgan Chase Institute. The Institute has studied the impact of healthcare costs by gender. In The Gender Gap: Exploring Consumer and Small Business Financial Health, the Institute found that women were spending slightly more of their take-home pay on healthcare costs than men. It concluded:

These insights contribute to a larger narrative of marginalized groups experiencing disproportionate financial burdens, and our research emphasizes the need for policies and decision-makers to consider women’s experiences in efforts going forward….These findings shed a new light on gender inequality in America, and the JPMC Institute will continue to investigate these dynamics across financial themes.

Given the company’s growing attention to gender inequalities, its pattern of contributing to politicians and political committees seeking to undermine access to reproductive healthcare begs an explanation to shareholders and other stakeholders. Based on an examination of public records that over the last three election cycles (2016 – 2020), we estimate that JPMorgan has contributed at least $2.8 million to at least 268 anti-choice candidates and political committees. These figures represent the combined giving from the corporate treasury and company-sponsored political action committees. JPMorgan already has significant operations in three states that have considerably strict access to the full spectrum of reproductive healthcare services (Ohio, Texas and Arizona). Contributing to the advancement of further restrictions, even as an unintended byproduct of political spending, is probably not an activity welcomed by most of the company’s female (or male) employees.

In addition to the conflicts of interest cited above, JPMorgan gave 30 contributions totaling $50,000 to members of Congress who challenged the election results on January 6, 2021 (see Appendix).

Why a YES Vote is Warranted

The examples above vividly underscore the utility of Mr. Weinstock’s proposed annual review and report.

The company’s opposition statement in the proxy reiterates information already found in company policies and statements: that engagement in the political process is important to advance shareholders’ interests; structures are in place to review policies; contributions made by the JPMorgan Chase PAC are not made with treasury funds; and that the company has paused all political giving following the January 6 attack at the Capitol to “evaluate our overall PAC mission, governance and giving strategies.”

In fact, closely read, the opposition statement does not actually refute either the need for, or the points raised, in Mr. Weinstock’s proposal. All but the first point (“it is important to engage with policymakers”) are simple statements of fact -- and while this first point is stated as an opinion, it is not one that Mr. Weinstock’s proposal challenges. To reiterate, his proposal calls for greater transparency and accountability:

Resolved: JP Morgan publish an annual report, at reasonable expense, analyzing the congruency of political and electioneering expenditures during the preceding year against publicly stated company values and policies.

We see Mr. Weinstock’s proposal as a “friendly amendment” to existing governance and accountability procedures. With the encouragement of other shareholders, management and the Board of Directors may be more inclined to see it that way as well. A vote in favor of Mr. Weinstock’s proposal will encourage management and the Board of Directors, during this time of reevaluation and beyond, to further refine the PAC’s political giving criteria such that its political spending may become better aligned with the company’s “lived” values (e.g., environmental sustainability, diversity and inclusion, access to healthcare) as well as its prioritized areas of public policy interest. Better alignment means fewer surprises; less risk of collateral damage to the company’s employees, other stakeholders and democratic institutions; and reduced reputation risk.

In a recent speech, Acting SEC Chair Allison Herren Lee reaffirmed the salience of political spending disclosure to investors’ decision-making:

[P]olitical spending disclosure is inextricably linked to ESG issues. Consider for instance research showing that many companies that have made carbon neutral pledges, or otherwise state they support climate-friendly initiatives, have donated substantial sums to candidates with climate voting records inconsistent with such assertions. Consider also companies that made noteworthy pledges to alter their political spending practices in response to racial justice protests, and whether, without political spending disclosure requirements, investors can adequately test these claims, or would have held corporate managers accountable for those risks before they materialized. Political spending disclosure is key to any discussion of sustainability.

(See “A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” March 15, 2021 at https://bit.ly/3vXEH6D.)

Inconsistency can pose risk to corporate reputation, brand and market share by leaving companies vulnerable to charges of hypocrisy or indifference to the environment or the social welfare of their employees or the communities in which they operate. A recent survey of 2,200 global executives worldwide noted the following:

Corporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation.

(See The State of Corporate Reputation in 2020: Everything Matters Now, Weber Shandwick and KRC Research, 2020 at https://bit.ly/3rabGRw.)

The Conference Board’s new report, Under a Microscope: A New Era of Scrutiny for Corporate Political Activity affirms these observations:

Especially in today’s environment, companies are vulnerable to reputational risk if their political activity is perceived to be in contrast with their core values….Indeed, some companies have been accused of hypocrisy as a result of their political spending. These unintended controversial contributions can harm a company’s relationship with its customers, employees, and communities, and thereby have a negative impact on the bottom line.

….[C]ompanies that have not yet done so should consider adopting a purpose statement and ensuring that their contributions to support political candidates or to pursue public policies are informed by and consistent with their purpose.

(See https://bit.ly/2PzltD.)

*          *          *          *

For all of these reasons, we believe that the requested review and disclosure called for in Mr. Weinstock’s proposal will motivate JPMorgan to make political expenditures that do not erode shareholder value by diminishing the company’s reputation, brand, values, and corporate responsibility initiatives. We urge you to cast a YES vote on Item No. 8.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Rhia Ventures is not able to vote your proxies, nor does this communication contemplate such an event. Rhia Ventures urges shareholders to vote for Item No. 8 following the instructions provided on management's proxy mailing.

Appendix

JPMorgan Chase’s 2020 contributions to members of Congress who voted against certification of the presidential election results

Rep. Ted Budd (NC)	$4,000
Rep. David Rouzer (NC)	$2,000
Rep. Rick Crawford (AR)	$1,000
Rep. Warren Davidson (OH)	$2,000
Rep. Virginia Fox (NC)	$1,000
Rep. Russell Fulcher (ID)	$1,000
Rep. Lance Gooden (TX)	$4,000
Rep. Jackie Swihart Walorski (IN)	$4,000
Rep. Jason Smith (MO)	$2,000
Rep. David Kustoff (TN)	$2,000
Rep. Barry Loudermilk (GA)	$2,000
Rep. Frank Lucas (OK)	$3,000
Rep. Jodey Arrington (TX)	$3,000
Rep. Mike Kelly (PA)	$2,000
Rep. Lee Zeldin (NY)	$8,000
Rep. John Rutherford (FL)	$1,000
Rep. William R. Timmons IV (SC)	$4,000
Rep. Richard Hudson (NC)	$2,000
Rep. Alex Mooney (WV)	$2,000

Total	$50,000

Based on publicly available data compiled by the Sustainable Investments Institute.